

June 19, 2012

<u>Via E-mail</u>
Thomas Dean Geer, President
Restoration Industries, Inc.
PO Box 9659
Treasure Island, FL 33740

>   **Re: Restoration Industries, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed June 8, 2012**
>   **File No. 333-179522**

Dear Mr. Geer:

We have reviewed your amended registration statement and response letter and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Dilution, page 16</u>

1. Your net tangible book value per common share before the offering was calculated as of December 31, 2011, rather than as of the most recent balance sheet date presented in the filing. Please revise. Refer to Item 506 of Regulation S-K.

<u>Financial Statements</u>

<u>Report of Independent Registered Public Accounting Firm, page 33</u>

2. Please arrange with your auditors to have them revise their report to include an explanatory paragraph that references the restatement discussed in footnote 8 on page 44.

<u>Balance Sheets, page 34</u>

3. Please revise your retained earnings as of December 31, 2011 to agree with your retained earnings on your statements of stockholders' equity on page 36. Your current presentation shows $25,838 instead of $26,838. Please revise accordingly.

Statements of Operations, page 35

4. We note your response to comment 10 from our letter dated May 8, 2012. As previously requested, since you still have cost of goods sold, please revise your statements of operations for each period presented to appropriately reflect sales and cost of goods sold separately. Please also disclose throughout the filing that cost of goods sold is exclusive of depreciation. Please note that since your cost of goods sold is exclusive of depreciation, you should not present gross profit in your filing. Please remove the gross profit subtotal on pages 47 and 52, as well. Please refer to SAB Topic 11:B. Please also revise your sales and cost of goods sold (exclusive of depreciation) amounts throughout the filing accordingly including your discussions in MD&A of your results of operations on page 19.

5. The amounts presented for 2010 in your statement of operations on page 35 are different from those presented in your restatement footnote on page 47. Please revise or advise.

6. We note your response to comment 12 from our letter dated May 8, 2012.   As previously requested, please revise your earnings per share caption to include both basic and diluted earnings per share for all periods presented. Please also ensure that your basic and diluted earnings per share information on pages 42 and 47 are consistent. Refer to ASC 260-10-45-2.

7. In the header to the statements of operations, you indicate that the years ended December 31, 2010 and 2009 are presented. However, it appears from each of the columns that the years ended December 31, 2011 and 2010 are actually presented. Please revise accordingly. Please similarly revise the header to the notes to the financial statements at the top of page 38 to refer to the correct periods as well.

Statements of Cash Flows, page 37

8. We note your response to comment 13 from our letter dated May 8, 2012. Your net income for the year ended December 31, 2011 of $16,604 does not agree to the net income on your statements of operations on page 35. As previously requested, please revise your statements of cash flows, accordingly.

9. Please revise your statement of cash flows for the year ended December 31, 2010 so that it is consistent with the statement of cash flows presented in your restatement footnote on page 50.

1. Summary of Significant Accounting Policies, page 38

Property and Equipment, page 38

10. We note your response to comment 14 from our letter dated May 8, 2012. As previously requested, please update your property and equipment table to also present an amount for

total property and equipment, at cost for the year ended December 31, 2011.

11. Please revise your property and equipment footnote for the year ended December 31, 2010 so that it is consistent with your property and equipment caption on your balance sheet on page 34 and your restatement footnote on page 46.

4. Other Income (Expense), page 43

12. We note your response to comment 15 from our letter dated May 8, 2012. Please provide the following:

    - You indicate that the debt was owed to several contractors. Please disclose whether any of these contractors were related parties;

    - Please tell us whether or not the amounts owed were previously included in accounts payable;

    - You also disclosed that the remaining amount was forgiven due to Tom Geer assuming the debt personally. Please disclose how much of the forgiveness of debt was related to Tom Geer assuming the debt personally;

    - Since Tom Geer is your President and CEO as well as your principal shareholder, please tell us why you did not reflect the forgiveness of debt assumed by him as a capital transaction as opposed to other income. Refer to ASC 470-50-40-2 and SAB Topic 5:T; and

    - As previously requested, please tell us how this forgiveness of debt was reflected in your statement of cash flows for the year ended December 31, 2011.

13. We note your response to comment 16 from our letter dated May 8, 2012. You indicate that the loss of disposition on Montana operations of $50,188 in other income (expense) has been reclassified to operating expenses. Please revise your statements of operations on page 35 and your other income (expense) footnote on page 43 to reflect the reclassification of the loss of disposition on Montana operations to operating expenses. Your current presentation still includes the loss of disposition on Montana operations in other income (expense).

14. We note your response to comment 17 from our letter dated May 8, 2012. You indicate that the income from Kodiak Restoration resulted from the sale of Kodiak Restoration in 2011. Please disclose the facts and circumstances surrounding this sale of Kodiak Restoration as well as your nonoperating process income. Please also tell us how you determined the appropriate classification of your kodiak income and nonoperating process income in your statement of operations for the year ended December 31, 2011. Please revise your disclosures here and throughout your filing to ensure that they are consistent throughout your document.

15. Please explain your basis in GAAP for recording in two consecutive years (2010 and 2011) both the $32,946 of Kodiak Income and the $50,188 loss on disposition of Montana Operations. For the 2011 amounts, refer to page 43. For the 2010 amounts, refer to page 47. If an amendment is necessary, please ensure that the required restatement footnote is included and that the auditors refer to the restatement in their audit report.

Financial Statements – March 31, 2012

Balance Sheets, page 51

16. Please revise your balance sheets to present the balance sheet as of the end of the most recently completed fiscal year alongside your interim balance sheet. Refer to Rule 8-03 of Regulation S-X.

17. You disclosed that you had retained earnings of $16,118 as of March 31, 2012. Given that you had retained earnings of $26,838 as of December 31, 2011 and a net loss of $4,562 for the three months ended March 31, 2012, please tell us how you determined that your retained earnings should be $16,118 as of March 31, 2012. Please advise or revise accordingly.

(8) Subsequent Events, page 55

18. Please disclose the date through which your subsequent events have been evaluated. Refer to ASC 855-10-50-1.

Exhibit 23

19. We note your response to comment 19 from our letter dated May 8, 2012. Since your auditor's report is included in the Form S-1/A, please arrange for them to remove the "incorporation by reference" wording.

Signatures

20. Please revise your signature page to also provide signatures for your principal executive officer, principal financial officer, and your controller or principal accounting officer. To the extent that an individual serves in and is signing in more than one capacity, please include the appropriate designation on the signature page.

You may contact Ernest Greene at (202) 551-3733 or, in his absence, Rufus Decker, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Jody M. Walker, Attorney at Law